UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2014

Commission File Number: 001-34949

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Tekmira Pharmaceuticals Corporation
(Translation of registrant's name into English)

100-8900 Glenlyon Parkway
Burnaby, British Columbia
Canada, V5J 5J8
 (Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

INCORPORATION BY REFERENCE

Exhibits 99.1 and 99.2 to this Form 6-K are hereby incorporated by reference into the registration statement on Form S-8 (File No. 333-186185) of Tekmira Pharmaceuticals Corporation and as an exhibit to the registration statement on Form F-10 (File No. 333-194068) of Tekmira Pharmaceuticals Corporation.

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tekmira Pharmaceuticals Corporation

Date: March 6, 2014
By:  /s/ Bruce G. Cousins
Name:  Bruce G. Cousins
Title:    Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Audited Annual Consolidated Financial Statements for the fiscal year ended December 31, 2013
99.2	Management’s Discussion and Analysis of Financial Condition and Operations for the fiscal year ended December 31, 2013
99.3	Form 52 - 109F1 - Certification of Annual Filings (Chief Executive Officer
99.4	Form 52 - 109F1 - Certification of Annual Filings (Chief Financial Officer)